Exhibit 99.1

Amdocs Limited Reports Quarterly Revenue of $822 Million, Up 1.2% YoY

Delivers Record Diluted non-GAAP EPS of $2.71 for Fiscal 2012, up 16%

YoY, and Diluted GAAP EPS of $2.31

Key highlights:

•

The board of directors has authorized a share repurchase plan allowing the repurchase of up to $500 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization program, which, as of September 30, 2012, provided up to $203 million of remaining repurchase authority through February 2013; the board of directors also approved $0.13 per share quarterly cash dividend to be paid on January 18, 2013

•

Fourth fiscal quarter revenue of $822 million, compared to the $815-$835 million guidance range. Foreign currency movements negatively affected revenue by approximately $1 million relative to the third fiscal quarter of 2012

•	Fourth fiscal quarter non-GAAP operating income of $137 million; non-GAAP operating margin of 16.6%; GAAP operating income of $114 million

•

Fourth fiscal quarter diluted non-GAAP EPS of $0.70, compared to the $0.66-$0.72 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.60 for the fourth fiscal quarter, compared to the $0.54-$0.62 guidance range

•	Free cash flow of $109 million for the fourth fiscal quarter

•	Twelve-month backlog of $2.79 billion at the end of the fourth fiscal quarter, up $30 million from the end of the third fiscal quarter of 2012

•	Repurchased $106 million of ordinary shares during the fourth fiscal quarter

•

First quarter fiscal 2013 guidance: Expected revenue of approximately $810-$840 million and diluted non-GAAP EPS of $0.68-$0.74, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.56-$0.64

•

Fiscal 2013 guidance: Expected revenue growth of 2-5% and non-GAAP diluted earnings per share growth of roughly 5-8%, including the impact of anticipated share repurchase activity over the course of the fiscal year

ST. LOUIS – November 6, 2012 – Amdocs Limited (NYSE: DOX) today reported that for its fiscal quarter ended September 30, 2012, revenue was $822.1 million, up 1.6% sequentially from the third fiscal quarter of 2012 and up 1.2% as compared to last year’s fourth fiscal quarter. Net income on a non-GAAP basis was $115.7 million, or $0.70 per diluted share, compared to non-GAAP net income of $111.2 million, or $0.62 per diluted share, in the fourth quarter of fiscal 2011. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $17.7 million, net of related tax effects, in the fourth quarter of fiscal 2012 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $23.8 million, net of related tax effects, in the fourth quarter of fiscal 2011. The Company’s GAAP net income for the fourth quarter of fiscal 2012 was $98.0 million, or $0.60 per diluted share, compared to GAAP net income of $87.4 million, or $0.49 per diluted share, in the prior year’s fourth fiscal quarter.

“We concluded fiscal 2012 with another strong quarter, reflecting ongoing stabilization at AT&T, double-digit growth in our emerging markets and consistent operating margin execution. Underscoring our commitment to returning excess cash, we repurchased an additional $106 million of our ordinary shares in the fourth fiscal quarter, and, as of September 30, 2012, we had acquired a total of 25% of our shares that were outstanding in April 2010. Overall, as a result of good new sales execution, a stable operating margin and our repurchase activity, we grew non-GAAP diluted earnings per share by 16% in fiscal 2012,” said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “North American demand trends improved in the fourth quarter, with the region returning to sequential growth. We believe that announced M&A activity among operators in North America may drive long-term opportunity for Amdocs; however, it also adds some uncertainty to our 2013 outlook as consummation of such deals remains subject to contingencies. Emerging markets continued to be a source of strength for year-over-year growth and we expect this trend to continue in 2013. We also achieved stable activity levels in Europe in the fourth quarter to cap a strong fiscal 2012 in the region, although we remain aware of the challenging economic conditions heading in to 2013.”

Gelman concluded, “In North America, we are delighted to announce today that Sprint has agreed to expand and extend its managed services relationship with Amdocs through 2021, including the addition of its Virgin Mobile-branded subscribers to the Amdocs platform. This agreement brings us good long-term visibility with one of our largest customers and we believe represents a true ‘win-win’ outcome for both Sprint and Amdocs. Similarly, agreements with new and existing customers, such as Globe in the Philippines, TIM Brasil in Latin America and, just announced today, VimpelCom in Russia, should provide for further growth in the emerging markets in fiscal 2013. While the year ahead carries macroeconomic and industry specific risks, we believe we are competitively well positioned to achieve sustained growth in 2013.”

Financial Discussion of Fourth Fiscal Quarter Results

Free cash flow was $109 million for the quarter, comprised of cash flow from operations of $152 million less $43 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.79 billion at the end of the fourth quarter of fiscal 2012.

Fiscal Year 2012 Results

For the fiscal year ended September 30, 2012, revenue increased by 2.2% to $3.2 billion. Fiscal 2012 net income on a non-GAAP basis was $460.0 million, or $2.71 per diluted share (excluding amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment and equity-based compensation expenses of $68.6 million, net of related tax effects), compared to non-GAAP net income of $434.6 million, or $2.33 per diluted share, in fiscal 2011 (excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $87.9 million, net of related tax effects). The Company’s GAAP net income in fiscal 2012 was $391.4 million, or $2.31 per diluted share, compared to GAAP net income of $346.7 million, or $1.86 per diluted share, in fiscal 2011.

Financial Outlook

Amdocs expects that revenue for the first quarter of fiscal 2013 will be approximately $810-$840 million. Diluted earnings per share on a non-GAAP basis for the first fiscal quarter are expected to be $0.68-$0.74, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.06-$0.07 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the first fiscal quarter will be $0.56-$0.64.

Quarterly Cash Dividend Program

On November 6, 2012, the Board approved the quarterly cash dividend payment and set December 31, 2012 as the record date for determining the shareholders entitled to receive the dividend, which is payable on January 18, 2013.

Conference Call Details

Amdocs will host a conference call on November 6, 2012 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other income (expense), net, non-GAAP income taxes, non-GAAP net income, and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	gain on sale of investment;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income, and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, gain on sale of investment, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other income (expense), net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control product portfolio with value-driven professional services and managed services operations. With revenue of over $3.2 billion in fiscal 2012, Amdocs and its approximately 20,000 employees serve customers in more than 60 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the

Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2011 filed on December 8, 2011 and our Form 6-K furnished for the first quarter of fiscal 2012 on February 14, 2012, for the second quarter of fiscal 2012 on May 15, 2012, and for the third quarter of fiscal 2012 on August 16, 2012.

Contact:

Elizabeth W. Grausam McDermon

Vice President, Corporate Strategy and Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

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AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenue:
License	$23,966	$31,543	$120,443	$119,237
Service	798,162	780,660	3,126,460	3,058,491

	822,128	812,203	3,246,903	3,177,728
Operating expenses:
Cost of license	541	1,099	3,523	2,627
Cost of service	528,998	524,251	2,081,945	2,066,740
Research and development	61,548	58,944	242,063	221,886
Selling, general and administrative	104,814	103,729	424,671	409,465
Amortization of purchased intangible assets and other	12,726	19,628	52,229	72,646

	708,627	707,651	2,804,431	2,773,364

Operating income	113,501	104,552	442,472	404,364
Interest and other income (expense), net	116	(5,405)	(948)	(8,657)

Income before income taxes	113,617	99,147	441,524	395,707
Income taxes	15,596	11,768	50,153	49,042

Net income	$98,021	$87,379	$391,371	$346,665

Basic earnings per share	$0.60	$0.49	$2.33	$1.87

Diluted earnings per share	$0.60	$0.49	$2.31	$1.86

Basic weighted average number of shares outstanding	163,468	178,232	168,275	185,213

Diluted weighted average number of shares outstanding	164,689	179,378	169,437	186,559

Cash dividends declared per share	$0.13	$—	$0.13	$—

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Twelve months ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenue	$822,128	$812,203	$3,246,903	$3,177,728
Non-GAAP operating income	136,673	133,883	538,130	513,641
Non-GAAP net income	115,684	111,187	459,998	434,580
Non-GAAP diluted earnings per share	$0.70	$0.62	$2.71	$2.33
Diluted weighted average number of shares outstanding	164,689	179,378	169,437	186,559

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended September 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$541	$—	$—	$—	$541
Cost of service	528,998	—	(5,265)	—	523,733
Research and development	61,548	—	(1,039)	—	60,509
Selling, general and administrative	104,814	—	(4,142)	—	100,672
Amortization of purchased intangible assets and other	12,726	(12,726)	—	—	—

Total operating expenses	708,627	(12,726)	(10,446)	—	685,455

Operating income	113,501	12,726	10,446	—	136,673

Income taxes	15,596	—	—	5,509	21,105

Net income	$98,021	$12,726	$10,446	$(5,509)	$115,684

	Three months ended September 30, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,099	$—	$—	$—	$1,099
Cost of service	524,251	—	(4,718)	—	519,533
Research and development	58,944	—	(714)	—	58,230
Selling, general and administrative	103,729	—	(4,271)	—	99,458
Amortization of purchased intangible assets and other	19,628	(19,628)	—	—	—

Total operating expenses	707,651	(19,628)	(9,703)	—	678,320

Operating income	104,552	19,628	9,703	—	133,883

Income taxes	11,768	—	—	5,523	17,291

Net income	$87,379	$19,628	$9,703	$(5,523)	$111,187

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Twelve months ended September 30, 2012
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Gain on sale of investment	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$3,523	$—	$—	$—	$—	$3,523
Cost of service	2,081,945	—	(22,641)	—	—	2,059,304
Research and development	242,063	—	(4,320)	—	—	237,743
Selling, general and administrative	424,671	—	(16,468)	—	—	408,203
Amortization of purchased intangible assets and other	52,229	(52,229)	—	—	—	—

Total operating expenses	2,804,431	(52,229)	(43,429)	—	—	2,708,773

Operating income	442,472	52,229	43,429	—	—	538,130

Interest and other expense, net	948	—	—	6,270	—	7,218

Income taxes	50,153	—	—	—	20,761	70,914

Net income	$391,371	$52,229	$43,429	$(6,270)	$(20,761)	$459,998

	Twelve months ended September 30, 2011
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$2,627	$—	$—	$—	$2,627
Cost of service	2,066,740	—	(14,641)	—	2,052,099
Research and development	221,886	—	(2,701)	—	219,185
Selling, general and administrative	409,465	—	(19,289)	—	390,176
Amortization of purchased intangible assets and other	72,646	(72,646)	—	—	—

Total operating expenses	2,773,364	(72,646)	(36,631)	—	2,664,087

Operating income	404,364	72,646	36,631	—	513,641

Income taxes	49,042	—	—	21,362	70,404

Net income	$346,665	$72,646	$36,631	$(21,362)	$434,580

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	September 30, 2012	September 30, 2011
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,118,177	$1,173,470
Accounts receivable, net, including unbilled of $130,697 and $72,048, respectively	687,223	565,853
Deferred income taxes and taxes receivable	109,282	112,656
Prepaid expenses and other current assets	126,388	127,341

Total current assets	2,041,070	1,979,320
Equipment and leasehold improvements, net	277,907	258,402
Goodwill and other intangible assets, net	1,883,064	1,933,154
Other noncurrent assets	443,182	465,696

Total assets	$4,645,223	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$690,823	$594,603
Short-term financing arrangements	200,000	250,000
Deferred revenue	145,184	151,423
Deferred income taxes and taxes payable	29,551	15,180

Total current liabilities	1,065,558	1,011,206
Other noncurrent liabilities	546,463	602,065
Shareholders’ equity	3,033,202	3,023,301

Total liabilities and shareholders’ equity	$4,645,223	$4,636,572

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Year ended September 30,
	2012	2011
Cash Flow from Operating Activities:
Net income	$391,371	$346,665
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	159,614	181,477
Equity-based compensation expense	43,429	36,631
Deferred income taxes	(4,857)	1,252
Excess tax benefit from equity-based compensation	(181)	(178)
Gain on sale of investments	(9,172)	—
Loss from short-term interest-bearing investments	3,041	1,386
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(106,551)	38,062
Prepaid expenses and other current assets	1,601	(10,741)
Other noncurrent assets	19,734	(15,807)
Accounts payable, accrued expenses and accrued personnel	60,200	(46,976)
Deferred revenue	(55,811)	(34,444)
Income taxes payable, net	14,305	27,289
Other noncurrent liabilities	(2,654)	10,876

Net cash provided by operating activities	514,069	535,492

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(122,053)	(109,779)
Proceeds from sale of short-term interest-bearing investments	440,145	591,147
Purchase of short-term interest-bearing investments	(337,989)	(521,999)
Net cash paid for acquisitions	—	(162,964)
Cash received from sale of investments	11,172	—
Other	(8,564)	(18,076)

Net cash used in investing activities	(17,289)	(221,671)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	250,000
Payments under financing arrangements	(250,000)	(200,000)
Repurchase of shares	(484,608)	(624,241)
Proceeds from employee stock options exercised	86,674	56,474
Payments under capital lease, short-term financing arrangements and other	(1,059)	(878)

Net cash used in financing activities	(448,993)	(518,645)

Net increase (decrease) in cash and cash equivalents	47,787	(204,824)
Cash and cash equivalents at beginning of period	831,371	1,036,195

Cash and cash equivalents at end of period	$879,158	$831,371

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
North America	$570.4	$558.7	$563.2	$573.8	$585.1
Europe	113.1	106.5	111.8	110.3	102.0
Rest of World	138.6	143.6	133.9	122.9	125.1

Total Revenue	$822.1	$808.8	$808.9	$807.0	$812.2

	Three months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Emerging Markets Revenue	$99.9	$101.7	$89.4	$82.5	$79.5

	Three months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Managed Services Revenue	$423.7	$426.8	$414.4	$419.7	$384.8

	Three months ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Customer Experience Systems	$783.1	$766.2	$758.9	$758.0	$764.6
Directory	39.0	42.6	50.0	49.0	47.6

Total Revenue	$822.1	$808.8	$808.9	$807.0	$812.2

	As of
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
12-Month Backlog	$2,790	$2,760	$2,725	$2,690	$2,670

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